0 82-03696

M-real Corporation Stock Exchange Bulletin 4.8.2006 at 1.00 p.m.

STANDARD & POOR´S DOWNGRADED M-REAL´S CREDIT RATING

Standard & Poor's Ratings Services has today downgraded M-real Corporation´s BB- rating to B+. The outlook of the rating remains negative.

Downgrade has an annual impact of approximately EUR 1.3 million on M-real's current financing costs.

M-REAL CORPORATION

SUPPL

Corporate Communications

For further information please contact Aapo Nikunen, Managing Director, Metsä Group Financial Services, tel. +358 500 848 116, or Hannu Anttila, President and CEO, tel. +358 10 469 4343 or +358 50 2398

06016268

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 6 2006
WASH, D.C. 152

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

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